UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25
                                                        SEC FILE NUMBER: 1-12471
                                                   CUSIP NUMBER: [458124  10  8]


                           NOTIFICATION OF LATE FILING


(Check One): (x) Form 10-KSB ( ) Form 20-F ( )Form 11-K ( )Form 10-Q
             ( ) Form N-SAR


For Period Ended: December 31, 2003

[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR          [ ] Form N-CRS
              For the Transition Period Ended: ___________________


            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I -- REGISTRANT INFORMATION

                        Integrated Surgical Systems, Inc.
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Full Name of Registrant
                                 Not Applicable
--------------------------------------------------------------------------------
Former Name if Applicable

                            1850 Research Park Drive
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Address of Principal Executive Office (Street and Number)

                             Davis, California 95616
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE


State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed period.

On January 21, 2004, the Audit Committee of the Board of Directors of the Registrant appointed Macias, Gini & Company, LLP as its new independent auditor to audit the financial statements of the Registrant for the year ended December 31, 2003.

On September 30, 2003 the Registrant's wholly-owned French subsidiary ("Subsidiary")was placed under the control and management of a French administrator due to its financial condition. During the fourth quarter the administrator caused the Subsidiary's operations to cease and its assets to be sold. Certain financial records of the Subsidiary remain under the control of the administrator and have not been made available to the Registrant which, along with the timing of the appointment of the new independent auditor, has caused a delay in the ability of the Registrant's independent auditor to complete the audit of the Registrant's financial statements for the year ended December 31, 2003.

For such reasons, the subject Form 10-KSB could not be filed within the prescribed period.

PART IV-- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification:


         Charles J. Novak                530                      792-2600
      Chief Financial Officer
      -----------------------            ---                      --------
             (Name)                  (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). (X)Yes ( )No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ( )Yes ( X ) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        INTEGRATED SURGICAL SYSTEMS, INC.
                        ---------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 30, 2004
      --------------

By: /s/ Ramesh C. Trivedi
      -----------------------------
        Ramesh C. Trivedi
        President

MACIAS, GINI & COMPANY LLP

                            3000 S Street, Suite 300
                              Sacramento, CA 95816
                                  916.928.4600
                               www.maciasgini.com


March 30, 2004

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Integrated Surgical Systems, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended December 31, 2003 because our Firm has not yet completed our audit of the financial statements of the Registrant for the year ended December 31, 2003 and is therefore unable to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statements made by the Registrant in
Part III of its filing on Form 12b-25 and agree with the statements made therein. We are unable to complete our audit of the Registrant's financial statements and furnish the required opinion for a timely filing because the Registrant has been unable to obtain certain financial records of its French subsidiary and because of the timing of our appointment as independent auditor of the Registrant and, as a result, have not yet had sufficient time to complete the auditing procedures which we consider necessary in the circumstances.

Very truly yours,

MACIAS, GINI & COMPANY LLP